Exhibit 99.1

BMO Financial Group Reports Third Quarter 2022 Results

EARNINGS RELEASE

BMO’s Third Quarter 2022 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2022, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Third Quarter 2022 Compared with Third Quarter 2021:

•	Net income of $1,365 million, compared with $2,275 million; adjusted net income[1,3] of $2,132 million, compared with $2,292 million

•	Reported earnings per share (EPS)[2] of $1.95, compared with $3.41; adjusted EPS[1,2,3] of $3.09, compared with $3.44

•	Provision for credit losses (PCL) of $136 million, compared with a recovery of the provision for credit losses of $70 million

•	Return on equity (ROE) of 8.8%, compared with 17.5%; adjusted ROE[1,3] of 13.8%, compared with 17.6%

•	Common Equity Tier 1 Ratio[4] of 15.8%, compared with 13.4%

Year-to-Date 2022 Compared with Year-to-Date 2021:

•	Net income of $9,054 million, compared with $5,595 million; adjusted net income[1,3] of $6,903 million, compared with $6,425 million

•	Reported EPS[2] of $13.45, compared with $8.35; adjusted EPS[1,2,3] of $10.20, compared with $9.63

•	Provision for credit losses of $87 million, compared with a provision of $146 million

•	ROE of 21.1%, compared with 14.5%; adjusted ROE[1,3] of 16.0%, compared with 16.7%

Toronto, August 30, 2022 – For the third quarter ended July 31, 2022, BMO Financial Group recorded net income of $1,365 million or $1.95 per share on a reported basis, and net income of $2,132 million or $3.09 per share on an adjusted basis.

“Our performance this quarter continued to demonstrate the strength and quality of our diversified business mix, credit excellence and the resilience of our earnings power. We delivered robust loan growth and margin expansion that drove record revenue in our North American personal and commercial businesses, buffering the impact of challenging market conditions on our capital markets businesses,” said Darryl White, CEO BMO Financial Group.

“Our relentless focus on employee engagement and customer satisfaction continues to gain momentum, which we believe will be a sustained differentiator over time. We are committed to providing customers with exceptional experiences and personalized advice in every interaction, and helping them make real financial progress – highlighted by our achievement of highest customer satisfaction for retail banking advice in the J.D. Power 2022 Canada Retail Banking Advice Satisfaction Study, reclaiming the top ranking amongst Canada’s largest banks, as well as our recognition by World Finance magazine as the best Commercial, Private and Retail Bank in Canada.

“BMO’s proven track record of superior risk management, strong capital and liquidity, and dynamic financial management positions us for success in any economic environment. We continue to execute our disciplined growth strategy, investing in our talent and technology, including the integration of Bank of the West, to deliver long-term returns for our shareholders and progress for a thriving economy, sustainable future and inclusive society,” concluded Mr. White.

Concurrent with the release of results, BMO announced a fourth quarter 2022 dividend of $1.39 per common share, unchanged from the prior quarter, and an increase of $0.33 or 31% from the prior year. The quarterly dividend of $1.39 per common share is equivalent to an annual dividend of $5.56 per common share.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms in our Third Quarter 2022 Report to Shareholders.

(2)

All EPS measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)

Reported net income included the impact of the announced acquisition of Bank of the West, with a loss recorded in Q3-2022 of $694 million ($945 million pre-tax) related to the management of the impact of interest rate changes between the announcement and the closing of the acquisition on its fair value and goodwill, as well as acquisition and integration costs of $61 million ($82 million pre-tax). Year-to-date net income included revenue of $2,331 million ($3,172 million pre-tax), and acquisition and integration costs of $94 million ($125 million pre-tax). Refer to the Non-GAAP and Other Financial Measures section for further details on adjusting items.

(4)	The Common Equity Tier 1 (CET1) Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note:  All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Third Quarter 2022 Earnings Release 1

Significant Events

During the first quarter of 2022, we completed the sale of our EMEA Asset Management business to Ameriprise Financial, Inc., including the transfer of certain U.S. asset management clients, and on April 30, 2021 we completed the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group. Collectively, we refer to these transactions as “divestitures”. The divestitures reduced net revenue and expenses by approximately 2% and 4%, respectively, on both a reported and adjusted basis, compared with the prior year.

On December 20, 2021, we announced the signing of a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries. Under the terms of the agreement we will pay a cash purchase price of US$16.3 billion, or US$13.4 billion net of an estimated US$2.9 billion of excess capital (at closing) at Bank of the West. The transaction, which is expected to close by the end of calendar 2022, is subject to customary closing conditions, including regulatory approvals.

On closing, the acquisition is expected to add approximately US$94 billion in assets, US$59 billion of loans and US$80 billion of deposits to our consolidated balance sheet. These amounts are based on the financial position and results of Bank of the West as at the period ended June 30, 2022. We expect to fund the transaction primarily with excess capital, reflecting our strong capital position and anticipated capital generation.

On March 29, 2022, we issued 20,843,750 common shares for $3,106 million to finance a portion of the purchase price.

This acquisition aligns with our strategic, financial, and cultural objectives, and meaningfully accelerates our U.S. growth. Building on the strength of our performance and our integrated North American foundation, the acquisition will bring nearly 1.8 million customers to BMO and will further extend our banking presence through an additional 502 branches and commercial and wealth offices in key U.S. growth markets. Post closing, our footprint will expand to 32 states, including an immediate scaled entry into the attractive California market, where we expect to deliver a highly competitive offering to new growth markets, combining the strength of our digital banking platform and our strong banking team to generate good customer growth.

A signature strength of Bank of the West is the deep relationships formed between their employees, their customers, and the communities they have served for over 100 years. As part of this transaction, BMO does not plan to close Bank of the West branches, and is committed to retaining front-line Bank of the West branch employees.

Leveraging our deep integration experience and proven track record for U.S. expansion, we remain confident in achieving annual pre-tax cost synergies of approximately US$670 million (C$860 million) through operational efficiencies across our combined businesses. Integration planning is underway and is being overseen by a dedicated, joint integration management office.

Under IFRS accounting, the purchase price will be allocated to the identifiable assets and liabilities of Bank of the West at close, on the basis of their relative fair values, with the difference recorded as goodwill. The fair value/par value differences, referred to as the fair value mark, will be amortized to income over the estimated life of the underlying asset (liability). Intangible assets identified, including the core deposit intangible related to non-maturity deposits, will be amortized over their estimated life. The fair value of fixed rate loans and deposits is largely dependent on interest rates. If interest rates increase, the fair value of the acquired fixed rate assets (in particular, loans and securities) will decrease, resulting in higher goodwill. If interest rates decrease, the opposite would be true. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits approximate par, providing no natural fair value change offset. Changes in goodwill relative to our original assumptions announced on December 20, 2021, will impact capital ratios at close, because goodwill is treated as a deduction from capital under the Office of the Superintendent of Financial Institutions (OSFI) Basel III rules. In addition, given that the purchase price of the acquisition is in U.S. dollars, any change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the close of the acquisition, will result in a change to the Canadian dollar equivalent goodwill.

We are proactively managing exposure to capital from changes in fair value of the assets and liabilities of Bank of the West at close. As part of our fair value management actions, we entered into interest rate swaps that rise in value as interest rates rise, resulting in mark-to-market gains (losses) recorded in trading revenue. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched duration U.S. treasuries and other balance sheet instruments that generate net interest income. Together, these transactions aim to mitigate changes in goodwill arising from changes in interest rates between the announcement and closing of the acquisition, with the associated revenue (loss) treated as an adjusting item. In addition, BMO entered into forward contracts, which qualify as accounting hedges, to mitigate changes in the Canadian dollar equivalent of the purchase price on close. Changes in the fair value of these forward contracts are recorded in other comprehensive income (OCI) until close of the transaction.

The impact of the fair value management actions on our results was treated as an adjusting item. The current quarter included a loss of $945 million pre-tax ($694 million after-tax) related to the management of interest rate changes, comprising $983 million of mark-to-market losses on certain interest rate swaps reflecting lower medium and long-term interest rates as at July 31, 2022, compared with April 30, 2022, recorded in non-interest revenue, as well as $38 million interest income on a portfolio of U.S. treasuries and other balance sheet instruments recorded in net interest income. Year-to-date results included $3,172 million pre-tax ($2,331 million after-tax) comprising $2,967 million recorded as non-interest revenue and $205 million recorded as net interest income. The cumulative impact on our Common Equity Tier 1 Ratio was approximately 70 basis points relating to these fair value management actions. In addition, the changes in the fair value of the forward contracts decreased OCI by $4 million in the current quarter and decreased OCI by $68 million year-to-date.

This Significant Events section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

2 BMO Financial Group Third Quarter 2022 Earnings Release

Third Quarter 2022 Performance Review

The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results and ratios in this Third Quarter 2022 Performance Review section are on a non-GAAP basis and discussed in the Non-GAAP and Other Financial Measures section.

Reported and adjusted net income decreased from the prior year, as higher net income in our P&C businesses was offset by decreases in BMO Capital Markets and BMO Wealth Management. On a reported basis, Corporate Services recorded a higher net loss compared with the prior year, and on an adjusted basis, Corporate Services recorded net income compared with a net loss in the prior year.

Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, comprising a loss of $694 million ($945 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, reflecting lower medium and long-term interest rates compared with the prior quarter, as well as acquisition and integration costs of $61 million ($82 million pre-tax). In addition, adjusted results excluded the impact of divestiture costs of $6 million ($7 million pre-tax) in the current quarter. For further information, refer to Note 12 to the unaudited interim consolidated financial statements in our Third Quarter 2022 Report to Shareholders. Adjusted net income also excluded the amortization of acquisition-related intangible assets and other acquisition and integration costs in both the current quarter and the prior year.

Canadian P&C

Reported and adjusted net income was $965 million, an increase of $137 million or 17%. Results were driven by a 13% increase in revenue, primarily due to higher net interest income, reflecting strong balance growth and higher margins, as well as higher expenses and a lower provision for credit losses compared with the prior year.

U.S. P&C

Reported net income was $568 million, an increase of $18 million or 3% from the prior year, and adjusted net income was $569 million, an increase of $13 million or 2%. The impact of the stronger U.S. dollar increased net income growth by 3%, revenue growth by 5%, and expense growth by 4%.

On a U.S. dollar basis, reported net income was $445 million, relatively unchanged from the prior year, and adjusted net income was $446 million, a decrease of $4 million or 1%. Reported and adjusted results were driven by a 12% increase in revenue, primarily due to higher net interest income, reflecting strong loan growth and higher margins, as well as higher expenses and a higher provision for credit losses compared with a recovery in the prior year.

BMO Wealth Management

Reported net income was $324 million, compared with $379 million in the prior year, and adjusted net income was $325 million, compared with $384 million. Traditional Wealth reported net income was $263 million, a decrease of $37 million or 12% from the prior year, with higher underlying revenue growth of 3% more than offset by higher underlying expenses. Insurance net income was $61 million, a decrease of $18 million from the prior year, primarily due to the impact of unfavourable market movements and a lower benefit from changes in investments to improve asset liability management in the current quarter, relative to the prior year.

BMO Capital Markets

Reported net income was $262 million, compared with $553 million in the prior year, and adjusted net income was $266 million, compared with $559 million. Reported and adjusted results were driven by lower revenue in both Global Markets and Investment and Corporate Banking reflecting current market conditions, lower expenses, including lower performance-based compensation partially offset by higher severance costs, and a lower recovery of the provision for credit losses compared with the prior year.

Corporate Services

Reported net loss was $754 million, compared with a reported net loss of $35 million in the prior year, and adjusted net income was $7 million, compared with an adjusted net loss of $35 million. Reported results decreased, primarily due to lower revenue reflecting fair value management actions related to the announced acquisition of Bank of the West in the current quarter. Adjusted results increased, primarily due to lower expenses and the impact of a more favourable tax rate in the current quarter.

Capital

BMO’s Common Equity Tier 1 Ratio was 15.8% as at July 31, 2022, a decrease from 16.0% at the end of the second quarter of 2022, as internal capital generation and common shares issued from treasury under the shareholder dividend reinvestment and share purchase plan were more than offset by higher risk-weighted assets and a reduction in the benefit from fair value management actions related to the announced acquisition of Bank of the West.

BMO Financial Group Third Quarter 2022 Earnings Release 3

Credit Quality

Total provision for credit losses was $136 million, compared with a recovery of the provision for credit losses of $70 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 10 basis points, compared with a recovery of the provision for credit losses ratio of 6 basis points in the prior year. The provision for credit losses on impaired loans was $104 million, an increase of $33 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 8 basis points, compared with 6 basis points in the prior year. There was a $32 million provision for credit losses on performing loans in the current quarter, compared with a $141 million recovery in the prior year. The $32 million provision for credit losses on performing loans in the current quarter reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in pandemic uncertainty and positive portfolio migration. The $141 million recovery of credit losses in the prior year reflected an improving economic outlook and positive credit migration, partially offset by the impact of the uncertain economic environment on future credit conditions, as well as balance growth.

Refer to the Critical Accounting Estimates section of BMO’s 2021 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2021.

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider to create opportunities for our communities and our stakeholders to make positive, sustainable change in the belief that success can and must be mutual. In support of our customers, communities and employees, BMO:

•

Enhanced its NewStart Program to help newcomers to Canada, including those displaced from Ukraine, with the support they need to regain their financial footing faster and start building a life in Canada with a suite of personalized, no-fee banking products.

•

Announced a further investment in community programs and organizations to support Black-owned businesses and Black entrepreneurs, the expansion of Black cultural programs, and Boys and Girls Clubs skilled trades career opportunities, bringing our commitment in Madison, Wisconsin, to over US$1 million.

•

Announced that we entered into a definitive agreement to acquire Radicle Group Inc., a Calgary-based leader in sustainability advisory services and solutions, and technology-driven emissions measurement and management. The acquisition will make BMO a leader in carbon credit development, emissions measurement capabilities, and the environmental commodity market, and supports our Climate Ambition to be our clients’ lead partner in the transition to a net-zero world. Completion of the transaction is subject to receipt of required regulatory approvals and other customary conditions.

BMO’s leadership continues to be recognized across a number of rankings:

•

Awarded the highest customer satisfaction ranking in retail banking advice by J.D. Power in its 2022 Canada Retail Banking Advice Satisfaction Study, the top spot amongst Canada’s largest banks, demonstrating our continued commitment to helping customers make real financial progress, including clarity of advice and concern for customer needs.

•

Named by World Finance magazine as Best Private Bank, Best Commercial Bank and Best Retail Bank, representing the benchmark of achievement and best practices in a variety of fields. This award reflects our commitment to fostering client-centric relationships, driving digital innovation and transformation, and our comprehensive understanding of evolving client needs and industry development.

•

Named to Corporate Knight’s ranking of Canada’s Best 50 Corporate Citizens, and ranked first among major Canadian banks with top-quartile scores in board gender diversity, executive diversity, and sustainability pay link. In addition, we received a top-quartile Clean Revenue score, driven by our sustainable finance strategy.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group Third Quarter 2022 Earnings Release

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our unaudited interim consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating businesses, including measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Management’s Discussion and Analysis dated August 30, 2022 for the period ended July 31, 2022 (Third Quarter 2022 Report to Shareholders) is incorporated by reference into this document. For further details on the composition of non-GAAP amounts, measures and ratios, including supplementary financial measures, please refer to the Glossary of Financial Terms section in our Third Quarter 2022 Report to Shareholders which is available at www.sedar.com.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section in our Third Quarter 2022 Report to Shareholders.

Presenting results on a taxable equivalent basis (teb)

We analyze consolidated revenue on a reported basis. In addition, we analyze revenue on a taxable equivalent basis (teb) at the operating group level, consistent with the Canadian peer group. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis. These adjustments are offset in Corporate Services. Presenting results on a teb basis reflects how our operating groups manage their business and is useful to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

BMO Financial Group Third Quarter 2022 Earnings Release 5

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021

Reported Results
Revenue	6,099	9,318	7,562	23,140	20,613
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(413)	808	(984)	314	(1,302)
Revenue, net of CCPB	5,686	10,126	6,578	23,454	19,311
Total (provision for) recovery of credit losses	(136)	(50)	70	(87)	(146)
Non-interest expense	(3,859)	(3,713)	(3,684)	(11,418)	(11,706)
Income before income taxes	1,691	6,363	2,964	11,949	7,459
Provision for income taxes	(326)	(1,607)	(689)	(2,895)	(1,864)
Net income	1,365	4,756	2,275	9,054	5,595
Diluted EPS ($)	1.95	7.13	3.41	13.45	8.35

Adjusting Items Impacting Revenue (Pre-tax)
Impact of divestitures (1)	–	8	–	(21)	29
Management of fair value changes on the purchase of Bank of the West (2)	(945)	3,555	–	3,172	–
Impact of adjusting items on revenue (pre-tax)	(945)	3,563	–	3,151	29

Adjusting Items Impact on Non-Interest Expense (Pre-tax)
Acquisition integration costs (3)	(84)	(37)	(3)	(133)	(8)
Amortization of acquisition-related intangible assets (4)	(7)	(8)	(19)	(23)	(68)
Impact of divestitures (1)	(7)	(18)	(24)	(22)	(824)
Restructuring (costs) reversals (5)	–	–	24	–	24
Impact of adjusting items on non-interest expense (pre-tax)	(98)	(63)	(22)	(178)	(876)
Impact of adjusting items on reported pre-tax income	(1,043)	3,500	(22)	2,973	(847)

Adjusting Items Impacting Revenue (After tax)
Impact of divestitures (1)	–	6	–	(23)	22
Management of fair value changes on the purchase of Bank of the West (2)	(694)	2,612	–	2,331	–
Impact of adjusting items on revenue (after-tax)	(694)	2,618	–	2,308	22

Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition integration costs (3)	(62)	(28)	(2)	(100)	(6)
Amortization of acquisition-related intangible assets (4)	(5)	(6)	(15)	(17)	(52)
Impact of divestitures (1)	(6)	(15)	(18)	(40)	(812)
Restructuring (costs) reversals (5)	–	–	18	–	18
Impact of adjusting items on non-interest expense (after-tax)	(73)	(49)	(17)	(157)	(852)
Impact of adjusting items included in reported net income (after-tax)	(767)	2,569	(17)	2,151	(830)
Impact on diluted EPS ($)	(1.14)	3.90	(0.03)	3.25	(1.28)

Adjusted Results
Revenue	7,044	5,755	7,562	19,989	20,584
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(413)	808	(984)	314	(1,302)
Revenue, net of CCPB	6,631	6,563	6,578	20,303	19,282
Total (provision for) recovery of credit losses	(136)	(50)	70	(87)	(146)
Non-interest expense	(3,761)	(3,650)	(3,662)	(11,240)	(10,830)
Income before income taxes	2,734	2,863	2,986	8,976	8,306
Provision for income taxes	(602)	(676)	(694)	(2,073)	(1,881)
Net income	2,132	2,187	2,292	6,903	6,425
Diluted EPS ($)	3.09	3.23	3.44	10.20	9.63

(1)

Reported net income included the impact of divestitures of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. Q3-2022 included expenses of $6 million ($7 million pre-tax). Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 included a $29 million (pre-tax and after-tax) loss relating to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing of the sale of our EMEA Asset Management business. Q3-2021 included expenses of $18 million ($24 million pre-tax) related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore. Q2-2021 included a $747 million (pre-tax and after-tax) write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The gain on the sale was recorded in revenue with the goodwill write-down and divestiture costs recorded in non-interest expense.

(2)

Reported net income included revenue (losses) related to the announced acquisition of Bank of the West, including the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill: Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $38 million pre-tax interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income. Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million pre-tax net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million pre-tax net interest income. For further information on this acquisition refer to the Significant Events section.

(3)

Reported net income included acquisition and integration costs related to the announced acquisition of Bank of the West recorded in non-interest expenses in Corporate Services. Q3-2022 included $61 million ($82 million pre-tax), Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). Reported net income included acquisition integration costs related to Clearpool in Q3-2022 and Q2-2022, and acquisition integration costs related to both KGS-Alpha and Clearpool in Q3-2021, recorded in non-interest expense in BMO Capital Markets. Acquisition integration costs were $1 million ($2 million pre-tax) in Q3-2022, $2 million ($2 million pre-tax) in Q2-2022, and $3 million ($4 million pre-tax) in Q1-2022. Q3-2021 was $2 million ($3 million pre-tax), Q2-2021 was $2 million ($2 million pre-tax) and Q1-2021 was $2 million ($3 million pre-tax).

(4)

Reported income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group and was $5 million ($7 million pre-tax) in Q3-2022 and was $6 million ($8 million pre-tax) in both Q2-2022 and Q1-2022. Q3-2021 was $15 million ($19 million pre-tax), Q2-2021 was $18 million ($24 million pre-tax) and Q1-2021 was $19 million ($25 million pre-tax).

(5)

Q3-2021 reported net income included a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax) in non-interest expense, in Corporate Services.

6 BMO Financial Group Third Quarter 2022 Earnings Release

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (US $ in millions)

Q3-2022
Reported net income (loss)	965	568	1,533	324	262	(754)	1,365	(28)
Acquisition and integration costs (3)	–	–	–	–	1	61	62	49
Amortization of acquisition-related intangible assets (4)	–	1	1	1	3	–	5	5
Impact of divestitures (1)	–	–	–	–	–	6	6	–
Management of fair value changes on the purchase of Bank of the West (2)	–	–	–	–	–	694	694	545
Adjusted net income (loss)	965	569	1,534	325	266	7	2,132	571

Q2-2022
Reported net income (loss)	940	588	1,528	314	448	2,466	4,756	2,656
Acquisition and integration costs (3)	–	–	–	–	2	26	28	23
Amortization of acquisition-related intangible assets (4)	1	1	2	1	3	–	6	4
Impact of divestitures (1)	–	–	–	–	–	9	9	(2)
Management of fair value changes on the purchase of Bank of the West (2)	–	–	–	–	–	(2,612)	(2,612)	(2,062)
Adjusted net income (loss)	941	589	1,530	315	453	(111)	2,187	619

Q3-2021
Reported net income (loss)	828	550	1,378	379	553	(35)	2,275	707
Acquisition and integration costs (3)	–	–	–	–	2	–	2	1
Amortization of acquisition-related intangible assets (4)	–	6	6	5	4	–	15	9
Impact of divestitures (1)	–	–	–	–	–	18	18	3
Restructuring costs (reversals) (5)	–	–	–	–	–	(18)	(18)	(13)
Adjusted net income (loss)	828	556	1,384	384	559	(35)	2,292	707

YTD-2022
Reported net income (loss)	2,909	1,837	4,746	953	1,415	1,940	9,054	3,773
Acquisition and integration costs (3)	–	–	–	–	6	94	100	79
Amortization of acquisition-related intangible assets (4)	1	3	4	3	10	–	17	13
Impact of divestitures (1)	–	–	–	–	–	63	63	(42)
Management of fair value changes on the purchase of Bank of the West (2)	–	–	–	–	–	(2,331)	(2,331)	(1,842)
Adjusted net income (loss)	2,910	1,840	4,750	956	1,431	(234)	6,903	1,981

YTD-2021
Reported net income (loss)	2,355	1,667	4,022	1,037	1,589	(1,053)	5,595	1,975
Acquisition and integration costs (3)	–	–	–	–	6	–	6	4
Amortization of acquisition-related intangible assets (4)	1	18	19	20	13	–	52	28
Impact of divestitures (1)	–	–	–	–	–	790	790	23
Restructuring costs (reversals) (5)	–	–	–	–	–	(18)	(18)	(13)
Adjusted net income (loss)	2,356	1,685	4,041	1,057	1,608	(281)	6,425	2,017

Refer	to footnotes (1) to (5) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q3-2022	Q2-2022	Q3-2021	YTD-2022	YTD-2021
Reported net income	1,365	4,756	2,275	9,054	5,595
Dividends on preferred shares and distributions on other equity instruments	(47)	(52)	(61)	(154)	(185)
Net income available to common shareholders (A)	1,318	4,704	2,214	8,900	5,410
After-tax amortization of acquisition-related intangible assets	5	6	15	17	52
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,323	4,710	2,229	8,917	5,462
After-tax impact of other adjusting items (1)	762	(2,575)	2	(2,168)	778
Adjusted net income available to common shareholders (C)	2,085	2,135	2,231	6,749	6,240
Average common shareholders’ equity (D)	59,707	55,843	50,208	56,304	49,890
Return on equity (%) (= A/D) (3)	8.8	34.5	17.5	21.1	14.5
Adjusted return on equity (%) (= C/D) (3)	13.8	15.7	17.6	16.0	16.7
Average tangible common equity (E) (2)	54,846	51,022	44,720	51,437	43,806
Return on tangible common equity (%) (= B/E) (3)	9.6	37.9	19.8	23.2	16.7
Adjusted return on tangible common equity (%) (= C/E) (3)	15.1	17.2	19.8	17.5	19.0

(1)	Refer to footnotes (1) to (5) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $4,981 million in Q3-2022, $4,943 million in Q2-2022, and $5,393 million in Q3-2021; $4,985 million for YTD-2022 and $5,964 million for YTD-2021. Acquisition-related intangible assets of $126 million in Q3-2022, $130 million in Q2-2022, and $367 million in Q3-2021; $131 million for YTD-2022 and $391 million for YTD-2021. Net of related deferred tax liabilities of $246 million in Q3-2022, $252 million in Q2-2022, and $272 million in Q3-2021; $249 million for YTD-2022 and $271 million for YTD-2021.

(3)	Quarterly calculations are on an annualized basis.

BMO Financial Group Third Quarter 2022 Earnings Release 7

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2022 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, the closing of our proposed acquisition of Bank of the West, including plans for the combined operations of BMO and Bank of the West, the financial, operational and capital impacts of the transaction, and the COVID-19 pandemic, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk, given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and its impact on local, national or international economies, as well as its heightening of certain risks that may affect our future results; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the possibility that our proposed acquisition of Bank of the West does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed acquisition of Bank of the West, such as it creating synergies and operational efficiencies, are not realized; our ability to perform effective fair value management actions and unforeseen consequences arising from such actions; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report, and the Risk Management section in our Third Quarter 2022 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in our Third Quarter 2022 Report to Shareholders, is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in our Third Quarter 2022 Report to Shareholders include those set out in the Economic Developments and Outlook section of BMO’s 2021 Annual Report, as updated in the Economic Developments and Outlook section in our Third Quarter 2022 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2021 Annual Report, as updated in the Allowance for Credit Losses section in our Third Quarter 2022 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about Bank of the West’s balance sheet, product mix and margins, and interest rate sensitivity were material factors we considered in estimating the fair value and goodwill and intangibles amounts at closing, and assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Developments and Outlook and Allowance for Credit Losses sections in our Third Quarter 2022 Report to Shareholders.

8 BMO Financial Group Third Quarter 2022 Earnings Release

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2021 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 30, 2022, at 8.00 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 2522858#. A replay of the conference call can be accessed until September 30th, 2022, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 2979715#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

May 2022: $129.37

June 2022: $123.75

July 2022: $126.54

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2021 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2021 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2023

The next Annual Meeting of Shareholders will be held on Tuesday, April 18, 2023.

® Registered trademark of Bank of Montreal

BMO Financial Group Third Quarter 2022 Earnings Release 9